January 21, 2025

Stephen Herbert
Chief Executive Officer
Armada Acquisition Corp. II
1760 Market Street, Suite 602
Philadelphia, PA 19103

       Re: Armada Acquisition Corp. II
           Draft Registration Statement on Form S-1
           Submitted December 23, 2024
           CIK No. 0002044009
Dear Stephen Herbert:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please state whether the redemptions will be subject to any limitations, such as the
       $5,000,001 net tangible asset requirement and for shareholders holding more than
       20% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K.
2. Please revise to indicate percentage of the additional membership interests to be issued at a nominal price to the non-managing sponsor investors as compared to the total amount of the founder shares.
3. We note the disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business
       combination, public shareholders may    redeem their shares     at a per
share price
       equal to the aggregate amount then on deposit in the trust account, including interest
 January 21, 2025
Page 2

       earned thereon (which interest shall be net of taxes payable and permitted
       withdrawals, and up to $100,000 of interest income to pay liquidation expenses), divided by the number of then issued and outstanding Class A ordinary
shares   .
       Please advise why you would allocate funds from the trust for liquidation expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says "public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes)."
Summary, page 1

4. We note Amada Acquisition Corp. I successfully completed its business combination with Rezolve AI Limited in August 2024. Please briefly indicate the recent stock price of Rezolve AI Limited.
Sponsor Information, page 7

5. Please describe the extent to which the conversion of the working capital loans may
       result in a material dilution of the purchasers    equity interests.
6. Please discuss whether there are any limitations to the extensions you may seek for conducting a business combination, including with respect to the number of extensions. In addition, please expand your disclosure to discuss the consequences to the SPAC sponsor of not completing an extension of the business combination deadline. See Item 1602(b)(4) of Regulation S-K.
Risk Factors, page 46

7. We note numerous exceptions to the transfer restrictions by the sponsor on page 111.
       Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
       Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Dilution, page 95

8. We note your assumption that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination. Please expand your disclosure to highlight that you may need to issue additional securities as you seek an initial business combination for the reasons set forth on page 60 including because of the size of your initial business combination.
Proposed Business, page 103

9. We note that you will pay Armada Sponsor II LLC $30,000 for office space, administrative and shared personnel support services. Please describe your office property. Refer to Item 102 of Regulation S-K. Also, it appears the address of your principal executive offices on the facing page of your registration statement is that of
 January 21, 2025
Page 3

       a law firm. Please clarify.
Sponsor Information, page 109

10. Please disclose whether the interests in the sponsor may be transferred to third parties.
       Add risk factor disclosure, as applicable.
Management, page 138

11. We note your disclosure that Armada Acquisition Corp. I successfully completed its business combination with Rezolve AI Limited in August 2024. Please disclose any extensions and redemption levels in connection with an extension and/or business combination and the financing needed for the such transactions. See Item 1603(a)(3)
       of Regulation S-K.
12. Please identify each of the entities to which your executive officers, directors and director nominees currently have fiduciary duties or contractual obligations. Also, briefly describe the fiduciary duties of each of your officers and directors to such other entities. See Item 1603(c) of Regulation S-K.
Conflicts of Interest, page 144

13. Please disclose in this section the conflicts of interest relating to repayment of loans and reimbursements of expenses in the event you do not complete a deSPAC transaction. Also, disclose here that in the event you do not consummate a business
       combination within the completion window, and unless the time for you to consummate a business combination has been extended, the founder shares, the
       private placement shares and the private placement warrants (and the shares into which they are exercisable) will expire worthless. Disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with the Sponsor or members of your management team. See
Item
       1602(b)(7) of Regulation S-K.
14. Please reconcile your statement on page 144 that the fiduciary duties or contractual obligations of your officers or directors could materially affect your ability to complete the initial business combination with your statements on pages 135 and 144 that you not believe the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to complete the initial business combination.
15. Please reconcile the statement on page 144 that if any of your officers or directors becomes aware of a business combination opportunity which is suitable for one or more entities to which he or she has fiduciary, contractual or other obligations or duties, he or she will honor these obligations and duties to present such business combination opportunity to such entities first with the language in the first paragraph on page 145 that each of your officers and directors has agreed to present to your company for your consideration, prior to presentation to any other entity, any suitable business opportunity.
Certain Relationships, page 149

16. We note your disclosure regarding investments by non-managing members in the
 January 21, 2025
Page 4

       sponsor and that the sponsor shall issue additional membership interests at a nominal purchase price to such non-managing members. Please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K. Description of Securities , page 152

17. We note that the exclusive forum provision relating to your warrants appears to apply to claims under the Securities Act 1933. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Warrant Instruments, page F-10

18. We note you intend to account for the warrant instruments as equity classified. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private placement warrants. As part of your analysis, please address whether there are any terms or provisions in the private placement warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on page 23, that "[t]he private placement warrants are identical to the public warrants, except that such warrants: (i)
       will not be redeemable by us and (ii) may be exercised for cash or on a cashless basis, as described in this prospectus, so long as they are held by our Sponsor or any of its permitted transferees."
        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Gerry Williams, Esq.